FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	SKINNER	DONALD	K.		ZEBRA TECHNOLOGIES CORPORATION (ZBRA)				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	333 CORPORATE WOODS PARKWAY						AUGUST 2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	VERNON HILLS	ILLINOIS	60061						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Class B Common Stock		8/29/01		C*			20,000	(D)			208,176		(1)		By Trust(1)

	Class A Common Stock		8/29/01		C*			20,000	(A)					(1)		By Trust(1)

	Class A Common Stock		8/29/01		S			20,000	(D)	$48.1776		711		(D)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
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FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

Employee Stock Option			$46.4375										(2)	4/19/10

Employee Stock Option			$29.25										(3)	10/28/08

Employee Stock Option			$29.31										(4)	8/26/06

Employee Stock Option			$26.5625										(5)	3/2/09

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Class A Common Stock	7,500				7,500		D

	Class A Common Stock	36,000				36,000		D

	Class A Common Stock	40,352.4				40,352.4		D

	Class A Common Stock	4,000				4,000		D

Explanation of Responses:

*
Shares of Class B Common Stock are convertible at any time into an equal number of shares of Class A Common Stock.

(1)
Skinner Revocable Trust.

(2)
Of such options, 1,500 vest on the grant date and each of the first four anniversaries of the grant date.

(3)
Of such options, 18,000 vest on 10/28/99; and 18,000 vest on 10/28/00.

(4)
Of such options, 10,088.1 vest on 10/28/99, 10,088.1 vest on 10/28/00, 10,088.1 vest on 10/28/01; and 10,088.1 vest on 10/28/02.

(5)
Of such options, 2,000 vest on 3/2/99; and 2,000 vest on 3/2/00.
	/s/ Donald K. Skinner	September 7, 2001
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
DONALD K. SKINNER
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
Page 2 SEC 1474 (7-97)